# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liminatus Pharma, Inc., CIK 0001971387
CUSIP: 53271X108
Title of class of securities: Common Stock , par value $0.0001 per share
Address of issuer's principal executive offices: 6 Centerpointe Drive #625, La Palma, California (CA), 90623
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002071622

## Reporting persons
- Red Peony Association 1st: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 1,470,000; shared voting power 0; sole dispositive power 1,470,000; shared dispositive power 0; aggregate amount beneficially owned 1,470,000 (5.7% of the class)
  Comment: * Percentage is calculated based on 26,014,633 shares of Common Stock outstanding upon consummation of the Business Combination on April 30, 2025.

## Item 1. Issuer
Name of issuer: Liminatus Pharma, Inc.
Address of issuer's principal executive offices: 6 Centerpointe Drive #625, La Palma, CA 90623

## Item 2. Person Filing
Name of person filing: Red Peony Association 1st
Address of principal business office or, if none, residence: 353, Hyoryeong-ro, Seocho-dong, Seocho-gu, Seoul, Republic of Korea
Citizenship: Republic of South Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,470,000
Percent of class: 0
Sole power to vote or to direct the vote: 1,470,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,470,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Red Peony Association 1st: /s/ Kyung Bok Hyun, Kyung Bok Hyun/Authorized Representative (06/26/2025)